EXHIBIT 99.2

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2011

Management’s Discussion and Analysis

June 13, 2011

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries; (ii) information is provided as of March 31, 2011, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling, exploration programs and exploration results, completion of various studies, receipt of permits and timing of potential development of its properties. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.The Company’s forward-looking statements are based on thebeliefs, expectations and opinions of management on the date the statements are made, and does not assume anyobligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions shouldchange except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements,fluctuations in gold, silver and other commodity prices and currency exchange rates;uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty ofestimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need forcooperation of government agencies and native groups in the exploration and development of properties and the issuance ofrequired permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms offuture financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty ofmeeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risksand uncertainties disclosed under “Risks” below and other risksand uncertainties disclosed in Extorre’s Annual Information Form for the year ended December 31, 2010, filed with the Canadiansecurities regulatory authorities, Extorre’s annual report on Form 40-F filed with the United States Securities and ExchangeCommission (the “SEC”), and other information released by Extorre and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above,readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Extorre have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

First Quarter 2011

During the first quarter the Company completed the final assay batch of the infill drilling program conducted to December 31, 2010 at the Cerro Moro project. The results of the infill drilling completed at the Gabriela and Loma Escondida vein zones in Q4, 2010, were also received and incorporated into updated resource models for these sectors. The purpose of this infill drilling was primarily to upgrade existing Inferred category resources to the Indicated category for inclusion in an updated Cerro Moro Pre-Feasibility Study (“PFS”) which is due for completion by the end of the second quarter of 2011.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms
In January 2004, Estelar announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which are divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina.  CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz. The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, CVSA was paid US$100 thousand for the right to earn a 100% interest in the CVSA Properties.In order to earn its interest in the CVSA Properties, Estelar was required to spend US$3.0 million within five years, including completing 8,000 metres (“m”) of drilling. CVSA hada back in right to a 60% interest in a Project following the completion of 10,000m of drilling on that Project, by paying the Company 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter royalty (“NSR”) in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised Estelar that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.  CVSA retains its back-in right on the remaining projects.

Cerro Moro, now 100% owned by Estelarsubject to a 2% NSR, was the most advanced at the time of acquisition.The remaining CVSA Properties are grouped into two main project areas,other Santa Cruz properties (including Puntudo, Verde, Falcon [Calandria] and Azul) and Chubut properties. In addition, Estelar has also acquired a portfolio of Santa Cruz exploration concessions in its own right.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given both the favourable geology and mining regime in Santa Cruz, the Company is focusing its attention on the Cerro MoroProject and neighbouring properties. The Company also commenced further exploration activities on the regional properties recently.

On March 3, 2009, Estelarannounced that it had entered into a definitive agreement with Fomento Minera de Santa Cruz Sociedad del Estado (the “Fomicruz Agreement”). The Fomicruz Agreement sets out the key terms for Fomicruz’s participation in the future development of the Company’s Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5% interest in the Company’s Cerro Moro project once all the necessary permits and authorizations required to put Cerro Moro into production have been received;
(ii)
The Company will have the right to earn up to an 80% interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;

(iii)
The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of June 13, 2011, neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

On April 19, 2010, the Company released a NI 43-101 compliant resources estimate for its Cerro Moro Project. The indicated mineral resources estimate totals 612,000 ounces gold equivalent**, at a grade of 32.3 grams per metric tonne(“g/t”) gold equivalent*, plus an inferred mineral resources estimate of 390,000 ounces gold equivalent**, at a grade of 6.1 g/t gold equivalent*.

Indicated Mineral Resources for Escondida utilising a 1.0 g/t gold equivalent cut-off

Zone	Metric Tonnes	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	590,000	18.9	805	32.3	357,000	15,272,000	612,000

Inferred Mineral Resources utilising a 1.0 g/t gold equivalent cut-off

Zone	Metric Tonnes	Gold (g/t)	Silver (g/t)	Gold Equivalent Grade* (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent Ounces**
Escondida	432,000	3.7	155	6.3	52,000	2,158,000	88,000
Loma Escondida	68,000	10.2	504	18.6	22,000	1,098,000	41,000
Gabriela	521,000	2.4	347	8.1	40,000	5,802,000	136,000
Esperanza	371,000	2.6	175	5.5	31,000	2,090,000	65,000
Deborah	579,000	2.4	48	3.2	45,000	896,000	60,000
TOTAL	1,971,000	3.0	190	6.1	190,000	12,044,000	390,000

The Company received an independent technical report, with an effective date of May 31, 2010, compliant with NI 43-101, for the Cerro Moro project prepared by Ted Coupland BSc DipGeoSc CFSG MAusIMM CPGeoMMICA, an independent Qualified Person (“QP”) under NI 43-101. The report is available for viewing on SEDAR at www.sedar.com.

On October 19, 2010 the Company announced the results of a Preliminary Economic Assessment(“PEA”) for the proposed Cerro Moro mine development. The PEA is based on the NI 43-101 compliant resource released in April 2010.  Highlights of the PEA include the following estimates:

●	Total metal production of 436,000 ounces of gold and 21,400,000 million ounces of silver over 8 years
●
For the first 5 years, gold production averages 76,400 ounces/year plus silver production of 3.4 million ounces/year, for an average gold equivalent production of 133,500 ounces** per year. Average cash costs on a gold equivalent* basis are US$201 per ounce.

●	Initial capital cost: US$109 million (plus refundable VAT of US$21 million).
●	Payback Period at 0% discount: 1.77 years
●	After tax IRR: 43.4%
●	Financial model expected to be enhanced by inclusion of US$30+ million of tax credits
●	Conceptual development plan based on a combination of open pit and underground mining at acombined peak rate of 750t ore/day

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.
** Gold equivalent ounces are calculated by dividing the silver ounces by 60, then adding those ounces to the gold-only ounces.

The conceptual development plan is based on an Indicated Resources of 590,000 t (metric tonnes) at 18.9 g/tgold (grams per metric tonne) and 805 g/t silver at the Escondida vein, together with additional InferredResources of 1.97 Mt at 3.0 g/t gold and 190 g/t silver from the Escondida, Loma Escondida, Gabriela,Esperanza, and Deborah veins.

On April 19, 2011 the Company announced high grade to bonanza grade gold-silver results from the first 3 of 21 diamond drill holes completed on a new discovery at Cerro Moro calledZoe. The Zoe discovery is situated on the Escondida structure, 2.5 kilometres (km) east of the last known significant ore shoot at Martina. The target is interpreted to be an east-west dilation zone, some 2 km in strike length. The discovery is essentially “blind” from surface, with the shallowest high grade mineralization appearing at a vertical depth of 80 metres.  By the end of May, a total of 34 drill holes had been completed at the Zoe zone with results from 26, many confirming the continuity of the high to bonanza grade gold-silver mineralization, having been previously released.

On May 17, 2011 the Company announced that it had received approval from the Santa Cruz authorities for the Environmental Impact Assessment (“EIA”) relating to the Cerro Moro mine development.  The EIA had been submitted to authorities in September 2010 and this approval, together with the receipt of an updated Mine Economic Study in June 2011, will enable Extorre to determine to proceed to advanced engineering and mine development phases.

On June 1, 2011 the Company announced the discovery of significant silver-gold mineralization at its 100% owned Puntudo project. The project is located south of the Joaquin silver project owned by Coeur d’Alene Mines and Mirasol Resources, and 200 kilometres west of Cerro Moro. The Company has completed thirty two drill holes to date, with assays in hand for the first fifteen holes.

Results from Operations

Extorre started the year with87,473,627 common shares outstanding and ended the quarter with 87,547,377 common shares outstanding. During the quarter the Company received net proceeds of $40 thousandand issued 73,750 common shares upon the exercise of options. Shares issued and proceeds received during the year are summarized below:

	Options Exercised	Total
Shares issued	73,750	73,750
Proceeds ($000’s)	$40	$40

Subsequent Events

Subsequent to March 31, 2011, the Company issued shares pursuant to the exercise of options and warrants as follows:

	Options Exercised	Warrants Exercised	Total
Shares issued	1,192,750	45,500	1,238,250
Proceeds ($000’s)	$1,371	$228	$1,599

As at June13, 2011, the Company had 88,785,627shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited interim consolidated financial statements for the first quarter ended March 31, 2011and 2010(the “Interim Financial Statements”)are now being prepared in accordance with International Financial Reporting Standards (“IFRS”). The changes in accounting policies have been applied consistently to the comparative period unless otherwise noted. The following selected financial information is taken from the Interim Financial Statements for the first quarter ended March 31, 2011.

First Quarter Ended March 31, 2011

The Company ended the first quarter with $38.7 million of cash and cash equivalents. The Company spent approximately $7.2 million on exploration excluding stock-based compensation during the quarter, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued as the Company proceeded with its drilling program designed to explore for other mineralization. Stock-based compensation expense of $3.9million in the quarter ended March 31, 2011 was high primarily due to recognizing the expense associated with the vesting of stock options that were previously granted by the Company to its employees and consultants prior to 2011.

First Quarter Ended March 31, 2011 compared to the Fourth Quarter Ended December 31, 2010

The loss in the first quarter of 2011 of $12.0 million is similar to the loss incurred in the fourth quarter of 2010 of $12.3 million as exploration activities continued at a sustained level as results at Cerro Moro continued to be favourable.

First Quarter Ended March 31, 2011 compared to the First Quarter Ended March 31, 2010

The 2011 first quarter loss of $12.2 million is significantly higher than the loss of $6.6 million incurred in the first quarter of 2010. The increase in the loss was mainly due to exploration expenses, net of stock based-compensation, in 2011 being about $3.0 million more than in 2010 as a result of expanded exploration activities at Cerro Moro and the commencement of regional exploration.

The following is a summary of quarterly results taken from the Company’s consolidated financial statements:

($000’s, except share data)
Three month period ended March 31,	2011	2010
Interest income	$(116)	$(3)
Mineral property exploration costs 1	$7,311	$4,241
Stock-based compensation 2	$3,927	$1,528
Loss	$12,025	$6,574
Comprehensive loss	$12,169	$6,871
Basic and diluted loss per common share	$(0.14)	$(0.09)

1) excludes stock-based compensation cost allocated of $1,285 (2010: $376).
2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

($000’s, except share data)
As at	March 31, 2011	December 31, 2010
Working capital	$35,712	$44,252
Total assets	$42,605	$49,695
Total liabilities	$3,469	$2,357
Share capital	$144,703	$144,641
Contributed surplus	$15,073	$11,168
Accumulated other comprehensive loss	$(699)	$(555)
Deficit	$(119,941)	$(107,916)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements or from the Company’s audited December 31, 2010 financial statements:

Comparison to Prior Quarterly Periods

	2011	2010				2009
($000’s, except for share data)	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Net loss and comprehensive loss, excluding stock-based compensation	8,098	8,019	5,912	5,584	5,046	4,938	2,565	2,749
Administration expenditures*	934	905	460	584	738	887	429	375
Mineral property exploration costs, excluding stock-based compensation	7,311	7,346	5,501	5,087	4,241	4,284	2,240	2,446
Stock-based compensation	3,927	4,255	1,742	1,079	1,528	486	848	910
Basic and diluted loss per common share	$0.14	$0.14	$0.10	$0.09	$0.09	$0.06	$0.05	$0.05

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Net loss and comprehensive loss per quarter, excluding stock-based compensation remained at a similar level when comparing it with the loss in fourth quarter of 2010 as drilling at the Company’s Cerro Moro Project continued in preparation of the Company moving towards a mine development decision. Management expects similar or increased levels of expenditure as the Company continues to lower the risk of the project through additional drilling and the completion of various studiesas the Company advances the project.

Stock-based compensation was lower in the first quarter of 2011than in the fourth quarter of 2010. Stock-based compensation has fluctuated quarter by quarter for a number of reasons including the number of options granted in a quarter, the number of options vesting and the varying volatility component of the Black-Scholes pricing model.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2011 totalled $38.7 million, part of which wasreceived in connection with the Arrangementin the first quarter 2010 and $37.9 million (net of share issue costs) from a bought deal private placement financing completed in September 2010 where the Company issued 9.1 million common shares at a price of $4.45 per common share. The Company will continue to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. There is no assurance that the Company will be able to raise necessary funds through capital raisings in the future.

Management evaluates and adjusts its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Cerro Moro and expenditures will be adjusted to match available funding.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Additional fundswill be required in future to fund the ongoing exploration and planned development activities of the Company.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures.

The Company operates in a number of countries, including Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and tries to reduce the effects of foreign exchange risk by advancing funds to its foreign operations only when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Argentine Pesos,US Dollars andAustralian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2011.

March 31, 2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	4,661	4,722	-
Amounts receivable	1,530	-	-
Accounts payable and accrued liabilities	(10,296)	(271)	(346)
Net balance	(4,105)	4,451	(346)
Equivalent in Canadian Dollars	(959)	4,315	(348)
Rate to convert to $1.00 CDN	0.2337	0.9696	1.0065

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

(a)
The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are as follows:

	Payments Due by Period
($000’s)	Total	Less than 1 year	1-3 years	4-5 years
Operational lease obligations
–Argentina	$84	$40	$44	$-
–Canada *	454	74	176	204
Total	$538	$114	$220	$204

The Company has various property access agreements, which are renewedperiodically,related to the Cerro Moro project at an estimated cost of approximately $473thousand per year.

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

(b)
In addition, upon the decision to commence mining at Don Sixto, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75 thousand.

Related Party Transactions ($000’s)

Amounts due from related party of $2 at March 31, 2011 (2010 - $22) is for expenditures that the Company and Exeter incurred for staff and exploration expenditures on behalf of each other.  The net amount paid by the Company to Exeter during the three month period ended March 31, 2011 was $2. The amounts due from related parties are non-interest bearing and have no terms of repayment.

Amounts due to related parties of $193 at March 31, 2011 (2010 - $88) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and have no terms of repayment.

During the three months ended March 31, 2011a total of $389 (2010 - $130) was paid or accrued for related party transactions as described below:

(a)	Exploration and consulting fees of $35(2010 - $32 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at March 31, 2011, the Company owed $Nil.

(b)	Management fees of $44 (2010 -$26 allocated from Exeter) were paid or accrued to a corporation of which the Co-Chairman is a principal. As at March 31, 2011, the Company owed $12.

(c)	Management fees of $50 (2010 - $21) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at March 31, 2011, the Company owed $4.

(d)	Management fees of $50 (2010 -$25 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice-President Finance of the Company. As at March 31, 2011, the Company owed $Nil.

(e)	Fees of $27 (2010 - $Nil) were paid or accrued to a company of which one of the officers of the Company is a partner for legal services. As at March 31, 2011, the Company owed $7.

(f)	Administrative fees of $105 (2010 - $Nil) for the provision of office facilities and staff to the Company, and travel expenses of $25 were paid to Exeter. As at March 31, 2011, the Company owed $103.

(g)	Exploration fees of $38 (2010 - $26 allocated from Exeter) were paid or accrued to a corporation controlled by the Vice President Development. As at March 31, 2011, the Company owed $44.

(h)	Fees of $15 (2010 - $nil) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at March 31, 2011, the Company owed $23.

Upon completion of the Arrangement, the Company reached an agreement with Exeter whereby the Company will reimburse Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the period ended March 31, 2011, the percentage allocation was 40%, resulting in approximately $130 being reimbursed to Exeter for administrative support, office overhead and travel.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Outlook

In 2011, the Company plans to continue its exploration and drilling programs at the Cerro Moro Project in Santa Cruz, Argentina. The Company presently has four drill rigs dedicated to the discovery of new high grade gold-silver resources at Cerro Moro. In addition, two drill rigs will be dedicated to the evaluation of gold-silver mineralization on the Santa Cruz Regional properties up until the onset of the southern winter in mid-June, at which time these rigs will be redeployed to Cerro Moro. At Cerro Moro, the new high-grade Zoe discovery has the potential to significantly expand the known gold-silver resources at the project. Elsewhere along the Escondida vein, further potential exists for the discovery of new resources both along strike extensions and at depth. In addition, a number of other gold-silver veins outlined on the property have only been partially evaluated to date. Extorre also continues to advance the technical, economic and environmental studies required for the development of mining operations at Cerro Moro. On the Santa Cruz Regional properties, which are located outside of the Cerro Moro project area, Extorre has been carrying out exploratory activities to test the gold-silver resource potential of our three priority projects: Falcon, Puntudo, and Union Domes.  Work is ongoing.

The Company is continuing its constitutional challenge in Mendoza province to have the anti-mining legislation amended. In addition, the Company continues working with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the Province.

Proposed Transactions

The Company is currently focussed on the further exploration and development of Cerro Moro.  Should it enter into agreements in the future on new properties, it may be required to make cash payments and complete work expenditure commitments under those agreements.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS is the Q1 2011 filing which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy.

IFRS Transition

The Company developed a conversion implementation plan comprising three major phases. These include a scoping and planning phase, a design and build phase and an implement and review phase. The Company has completed the scoping and planning phase and the design and build phase and implement phase. The review phase will continue in future periods.

The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.
Detailed evaluation of potential changes required to
accounting policies, information systems and business
processes, including the application of IFRS 1 First-time adoption of International Financial Reporting Standards.
Completed.
Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	Completed in conjunction with the Q1 2011 IFRS financial statements.
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Completed in conjunction with the Q1 2011 IFRS financial statements.

The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and thechanges to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

Note 3 to the consolidated interim financial statements includes additional detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Impact of Adopting IFRS on the Company’s Financial Statements

i.	A reconciliation between the Canadian GAAP and IFRS consolidated statements of financial position at January 1, 2010, March 31, 2010 and December 31, 2010 is provided below:

		January 1, 2010			March 31, 2010			December 31, 2010
CA$ in thousands	Note	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Cash and cash equivalents		$465	$-	$465	$25,361	$-	$25,361	$46,102	$-	$46,102
Amounts receivable and prepaid expenses		127	-	127	315	-	315	485	-	485
Due from related party		249	-	249	238	-	238	22	-	22
		841	-	841	25,914	-	25,914	46,609	-	46,609

Property and equipment		88	-	88	176	(33)	143	287	(48)	239
Mineral properties		3,354	-	3,354	3,354	(264)	3,090	3,354	(507)	2,847
Total Assets		$4,283	$-	$4,283	$29,444	$(297)	$29,147	$50,250	$(555)	$49,695

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,435	$-	$1,435	$1,831	$-	$1,831	$2,269	$-	$2,269
Due to related parties		-	-	-	4	-	4	88	-	88
		1,435	-	1,435	1,835	-	1,835	2,357	-	2,357

Shareholders’ Equity
Share capital		-	-	-	104,417	-	104,417	144,641	-	144,641
Contributed surplus		77,599	-	77,599	4,517	-	4,517	11,168	-	11,168
Deficit		(74,751)	-	(74,751)	(81,325)	-	(81,325)	(107,916)	-	(107,916)
Accumulated other comprehensive loss		-	-	-	-	(297)	(297)	-	(555)	(555)
		2,848	-	2,848	27,609	(297)	27,312	47,893	(555)	47,338
Total Liabilities and Equity		$4,283	$-	$4,283	$29,444	$(297)	$29,147	$50,250	$(555)	$49,695

ii.	A reconciliation between the Canadian GAAP and IFRS total comprehensive loss for the year ended December 31, 2010 is provided below:

	Year ended Dec 31, 2010			Three months ended Mar 31, 2010
CA$ in thousands	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

Income
Interest income	$211	$-	$211	$3	$-	$3

Expenses
Accounting and audit	359	-	359	67	-	67
Administration salaries and consulting	1,339	-	1,339	290	-	290
Director’s fees	2,033	-	2,033	199	-	199
Foreign exchange (gain) loss	(90)	-	(90)	70	-	70
General and administration	436	-	436	73	-	73
Legal fees	146	-	146	96	-	96
Management fees	3,756	-	3,756	747	-	747
Mineral property exploration expenditures	24,474	-	24,474	4,617	-	4,617
Shareholder communications	639	-	693	173	-	173
Stock exchange listing and filing fees	284	-	284	245	-	245
	33,376	-	33,376	6,577	-	6,577

Net loss for the year (period)	$33,165	$-	$33,165	$6,574	$-	$6,574
Other comprehensive loss	-	555	555	-	297	297
Comprehensive loss for the year (period)	$33,165	$555	$33,720	$6,574	$297	$6,871
Net loss for the year (period)	$33,165	$-	$33,165	$6,574	$-	$6,574
Deficit at beginning of year (period)	74,751	-	74,751	74,751	-	74,751
		-			-
Deficit at end of year (period)	$107,916	$-	$107,916	$81,325	$-	$81,325

Notes to the IFRS reconciliation above:

Foreign currency translation adjustments relate to integrated foreign operations under Canadian GAAP. IFRS does not distinguish between integrated and self-sustaining foreign operations and the current rate method is required to be applied to all entities where the functional currency is different from the presentation currency, resulting in an adjustment on transition to IFRS.

As at March 31, 2010 and December 31, 2010, the adjustment to equity includes the one noted above for foreign currency and the adjustments described below in the comprehensive loss reconciliation.

Changes in Accounting Policy and Disclosures

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement (IFRS 9), IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterlyfinancial statements to ensure the reliability and timeliness of the Company’s disclosure while providing anotherlevel of review for accuracy and oversight.There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2011.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability offinancial reporting and the preparation of financial statements for external purposes in accordance with theaccounting principles under which the Corporation’s financial statements are prepared. As required underMultilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internalcontrol over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Corporation’sinternal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $38.7 million and working capital of $35.8 million at March 31, 2011.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage and as a result activities at Cerro Morro have caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators. You can review and obtain copies of our filings from SEDAR at www.sedar.com.The Company’s common shares were approved for listing on the NYSE Amex and commenced trading on March 14, 2011. You can review and obtain copies of our future filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE-AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.extorre.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Extorre, including Extorre’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.